Via Electronic Submission (Correspondence)
February 7, 2007
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harris Corporation Form 10-K for the Fiscal Year Ended June 30, 2006 Filed September 7, 2006 File No. 001-03863
Dear Ms. Cvrkel:
     On behalf of Harris Corporation (“Harris”), I herby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K of Harris for the fiscal year ended June 30, 2006 (the “Form 10-K”), as set forth in your letter dated January 24, 2007 (the “Comment Letter”).
     For reference purposes, the text of the Staff’s comments is set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.
Form 10-K for the Year Ended June 30, 2006
Management’s Discussion and Analysis
Critical Accounting Policies and Estimates, page 47
— Provisions for Excess and Obsolete Inventory Losses
1.	We note your disclosure that if you determine that your inventory is undervalued you may have overstated “cost of sales” in previous periods and would be required to recognize such additional income. Please note that in the case where goods have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes. In this regard, please clarify for us and in your disclosure in future filings, whether circumstances exist or have existed in the past which lead you to recognize additional income as a result of inventory being undervalued in previous periods. If so, please explain to us in detail how your accounting treatment complies with footnote 2 of SFAS No. 151 and SAB Topic 5BB. We may have further comment upon receipt of your response.
Response:
We duly note the Staff’s comment. The circumstance described in our disclosure was the situation that if we established a reserve for excess and obsolete inventory but then later sold such inventory for more than the written-down book value, we would recognize income equal to the difference between the written-down book value and the sale price, which income would be greater than if the inventory had not been written down. We have not marked up the cost of our inventories that had previously been written down, but for the inventories that have subsequently been sold after being written down, we have appropriately eliminated the associated inventory reserves. In consideration of the Staff’s comment and to clarify the disclosure, in future filings we will delete the sentence “Likewise, if we determine our inventory is undervalued, we may have overstated “Cost of product sales” in previous periods and would be required to recognize such additional income.”
We will also include the following disclosure in our future filings:
“In the case of goods which have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes.”
Consolidated Financial Statements
Consolidated Statement of Comprehensive Income and Shareholders’ Equity, page 59
2.	We note from your statement of comprehensive income and shareholders’ equity that in fiscal 2006 debt was converted to 20,350 shares of common stock. Please tell us the nature of this transaction including the initial terms of the debt. Also, citing relevant authoritative literature, tell us how you accounted for the conversion to common stock.
Response:
As disclosed in the “Liquidity, Capital Resources and Financial Strategies” portion of our Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 44 of our Form 10-K and in Notes 13 and 16 in the Notes to Consolidated Financial Statements on pages 75 and 81 of our Form 10-K, respectively, during fiscal 2003 we issued $150 million in aggregate principal amount of 3.5% Convertible Debentures due 2022. The material terms of the convertible debentures are disclosed in Note 16 of our Form 10-K. Additionally, the resale of such convertible debt and the underlying shares of common stock were registered with the Commission pursuant to a Form S-3 declared effective on November 12, 2002 (Form S-3 Registration No. 333-100823). During fiscal 2006 an aggregate amount of $460,000 of such convertible debentures were converted into 20,350 shares of our common stock in accordance with the original conversion terms. No inducement or incremental conversion expenses were involved with these conversions. Based on SFAS 84 paragraph 23, no gain or loss was recorded as a result of these conversions. Our accounting entry to record the conversions was to debit the “long-term debt” account for the face amount of the debt converted to stock or $460,000; credit “common stock” for $20,350 ($1 par value) and credit “other capital” for $439,650.
Notes to the Financial Statements
General
3.	We note from your disclosures in MD&A that you recorded a $39.6 million charge in the Microwave Communications segment in 2006 for inventory write-downs and severance costs associated with product discontinuances and the shutdown of your manufacturing activities in Montreal, Canada. We also note that you incurred a $25 million charge related to inventory write-downs, severance and other costs associated with cost-reduction actions in the Broadcast Communications Segment. Given these amounts represent ($.26) and ($.14) per diluted share, respectively, please provide us with and revise your notes to the financial statements in future filings to include disclosures required by paragraph 20 of SFAS No. 146. Your response and revised disclosures should provide a description of each major type of cost associated with the exit or disposal activity (for example, one-time termination benefits, contract termination costs, and other associated costs) by segment; disclose the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, and a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore, where applicable. Additionally, please provide the line item(s) in the income statement in which the costs are aggregated. Also, please revise the notes to the financial statements in future filings, to disclose in greater detail the facts and circumstances surrounding the inventory write-downs. You may refer to paragraph 14, Chapter 4 of ARB No. 43.
Response:
The charges of $39.6 million and $25.0 million included only $3.7 million (pre-tax) and $5.3 million (pre-tax), respectively, of severance and facility exit costs covered by SFAS No. 146, which total 2.4 percent of fiscal 2006 income before income taxes. We believe these amounts are not material and therefore we do not believe the disclosures required by paragraph 20 of SFAS No. 146 are required.

The charges of $39.6 million and $25.0 million can be summarized as follows:
($ millions)
Microwave Communications Segment Charges ($39.6 million)

Inventory write-downs	$34.0
Severance costs	2.3
Facility exit costs	1.4
Prepaid import tax impairment	1.0
Fixed asset impairments	0.9

Total	$39.6
Broadcast Communications Segment Charges ($25.0 million)

Inventory write-downs	$12.0
Severance costs	4.8
Facility exit costs	0.5
Fixed asset impairments	2.3
Costs to relocate manufacturing	5.4

Total	$25.0
We duly note the Staff’s comment to revise the notes to the financial statements in future filings to disclose in greater detail the facts and circumstances surrounding the inventory write-downs. In consideration of the Staff’s comment we will include the following disclosure in future filings:
“Note [●]: Inventories

Microwave Communications Segment

During the second quarter of fiscal 2006, the Microwave Communications segment successfully released additional frequencies of the TRuepoint™ product family, essentially completing all current frequencies intended to be offered in the low- and mid-capacity microwave radio market segments. In light of these releases and the market acceptance of previously released frequencies as demonstrated by TRuepoint™ product sales over the preceding three quarters, management announced in November 2005 a manufacturer’s discontinuance (“MD”) of the MicroStar™ M/H, MicroStar™ L and Galaxy™ product families (the product families the TRuepoint™ product line was developed to replace) and of the Clearburst™ product family, a product line that shared manufacturing facilities with the MicroStar™ and the Galaxy™ product lines in Montreal, Canada. The Clearburst™ product family was discontinued because significant costs would have to be incurred to move production of these products from Montreal, Canada to San Antonio, Texas, which is the segment’s primary manufacturing location, where the TRuepoint™ product line is produced. In November 2005, letters were sent to Microstar™, Galaxy™ and Clearburst™ customers informing them of the MD announcement.

We estimated expected demand for these discontinued products based on: (1) responses to the letters noted above, and (2) a percentage of the installed product base, using previous product MD history as a basis for this estimate. In addition, the customer service inventory of these discontinued products was reviewed and quantities required to support existing warranty obligations and contractual obligations were quantified. These analyses identified inventory held in multiple locations including Montreal, Canada; Redwood Shores, California; San Antonio, Texas; Paris, France; Mexico City, Mexico; Sao Paulo, Brazil; and Shenzhen, China. As a result of these analyses approximately $34 million of inventory was written down during fiscal 2006.

Broadcast Communications Segment

During the first and second quarter of fiscal 2006, the Broadcast Communications segment took cost-reduction actions to address ongoing weakness in our international broadcast transmission markets and to further improve the segment’s profitability. These actions included closing our Huntingdon, United Kingdom facility; relocating manufacturing of European-standard transmission products to our Quincy, Illinois facility; reducing our infrastructure in Austria; outsourcing manufacturing of radio consoles and related products from our Mason, Ohio facility; and headcount reductions from further integration within our software systems business. In light of these actions we identified products that we would no longer sell to customers because the cost to move the production of these products from our Huntingdon, United Kingdom facility to our Quincy, Illinois facility and costs to outsource the manufacturing products from our Mason, Ohio facility to a third party or move this manufacturing to another Harris facility exceeded the future benefits expected to result from such actions. As a result, we announced in the first quarter of fiscal 2006 to our customers, dealers, and suppliers that we would be discontinuing the production of these products. An analysis of inventory was made as part of the actions noted above and provision was made for inventory levels in excess of estimated demand for all exited products. The estimate of demand took the following into consideration: (1) responses to the letters sent to the customers, (2) previous product exit experience for the Broadcast Communications segment, and (3) future customer service requirements including existing warranty obligations and contractual obligations. As a result of these analyses, $12 million of inventory was written down during fiscal 2006.”
We note, as the Staff referenced, that paragraph 14 of Chapter 4 of ARB No. 43 states “When substantial and unusual losses result from the application of this rule it will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold.” We determined, however, that these write-downs of inventory were not material and did not warrant a separate disclosure in our income statement since the write-downs were only 1.9 percent of total fiscal 2006 cost of product sales and services in our Consolidated Statement of Income.
Note 1. Significant Accounting Policies, page 60
4.	We note from your disclosures included within MD&A that in the past you have recognized impairments related to capitalized software development costs. We also note that significant additions were made to capitalized software costs during fiscal 2006 and 2005, and your disclosure in the capital resources and liquidity section indicate that you expect [to] incur additional software costs in the future. However, it is unclear to us what type(s) of software costs are being capitalized and how such costs are accounted for within your financial statements. In this regard, please clarify for us whether your capitalized software costs are accounted for under SOP 98-1 or SFAS No. 86 and revise your disclosures with your significant accounting policies footnote in future filings to include your policies for which you capitalize software costs. Your response and revised disclosure should specifically identify the accounting guidance used by management to account for the capitalized software costs and how your policy complies with the applicable literature. Also, please address when the Company believes it is appropriate to begin capitalization of software costs and the useful life over which you amortize such costs. Explain how you determined the period over which you expect to receive future benefits from these assets and why you believe the assigned useful life is appropriate. Please provide us with our planned revisions. We may have further comment upon receipt of your response.
Response:
We duly note the Staff’s comment. We have capitalized software both for internal use, which is capitalized under SOP 98-1, and capitalized software for resale under SFAS No. 86. Both of these types of capitalized software are included in the “Other assets” caption in our fiscal 2006 Form 10-K Consolidated Balance Sheets. We have, however, reclassified software capitalized under SOP 98-1 to the “Property, plant and equipment” caption starting with our first quarter of fiscal 2007, which reclassification is discussed in Note A in the notes to condensed consolidated financial statements included in our fiscal 2007 Form 10-Q’s. As of June 30, 2006 the total amount of software capitalized under SOP 98-1 was $28.1 million or 1.6 percent of Non-current assets and software capitalized under SFAS No. 86 was $41.7 million or 2.4 percent of Non-current assets.
In consideration of the Staff’s comment and to clarify our disclosure, including the significant accounting polices footnote, we will include the following disclosures in our future filings:
“Note 1: Significant Accounting Policies

Capitalized Software to Be Sold, Leased, or Otherwise Marketed — Capitalized software to be sold, leased, or otherwise marketed is accounted for in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or

Otherwise Marketed” (“FAS 86”). Costs incurred to acquire or create a computer software product must be expensed when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is normally established upon completion of a detailed program design. Capitalization of computer software costs ceases when the product is available for general release to customers. Costs of reproduction, documentation, training materials, physical packaging, maintenance and customer support is charged to cost of products sold when related revenue is recognized.
Capitalized software, accounted for under FAS 86, had a net carrying value of $41.7 million at June 30, 2006 and $23.5 million at July 1, 2005. Total amortization expense related to these capitalized software amounts was $2.2 million in fiscal 2006, $1.9 million in fiscal 2005 and $2.2 million in fiscal 2004. The annual amortization of capitalized software costs is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product. Based on this policy the useful lives over which we amortize costs of computer software to be sold range from three years to seven years. Amortization commences when the product is available for general release to customers. The capitalized costs and accumulated amortization are reflected in the “Other assets” line item of the Consolidated Balance Sheet. The amortization of capitalized software is included in the “Cost of product sales” line item of the Consolidated Statement of Income.
Property, Plant and Equipment [Bold text indicates additional text and changes to our Form 10-K.] — Property, plant and equipment are carried on the basis of cost. Depreciation of buildings, machinery and equipment is computed by the straight-line and accelerated methods. The estimated useful lives of buildings generally range between 3 and 50 years. The estimated useful lives of machinery and equipment generally range between 3 and 10 years. Software capitalized for internal use is accounted for in accordance with the American Institute’s of Certified Public Accountants Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Amortization of internal use software begins when the software is put into service and is based on the expected useful life of the software. The useful life over which we amortize internal use software ranges from two years to five years. See Note [●]: Property, Plant and Equipment for additional information regarding property, plant and equipment.

     Note [●]: Property, Plant and Equipment
     Property, plant and equipment are summarized below:

	2006	2005
	(In millions)
Land	$11.6	$9.6
Software capitalized for internal use	52.3	28.0
Buildings	326.1	307.2
Machinery and equipment	699.4	640.8

	1,089.4	985.6

Less allowances for depreciation and software amortization	(696.0)	(667.4)

	$393.4	$318.2

     Depreciation and software amortization expense related to property, plant and equipment was $66.7 million, $59.2 million and $54.2 million for fiscal 2006, fiscal 2005 and fiscal 2004, respectively.”
- Reclassifications, page 65
5.	We note that you have reclassified prior-year additions of capitalized software from cash flows from operating activities to cash flows from investing activities on the statement of cash flows. We also note that you previously classified auction rate securities as cash and cash equivalents and have reclassified such securities as short-term investments. In light of the significant changes to net cash provided by operating and investing activities due to such reclassifications, please tell us why you believe it is appropriate to present such changes as reclassifications rather than as corrections of errors as addressed by APB 20.
Response:
When determining whether these items were required to be presented as corrections of errors versus reclassifications, we considered the requirements of SAB 99 and the basis of materiality outlined in Concepts Statement 2, where the FASB stated the essence of the concept of materiality as “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” More specifically, listed below are some of the specific factors we considered in evaluating the effect of the auction rate securities reclassification in the financial statements:
•	The cash balance would not change in fiscal 2005 as there were no auction rate securities held at fiscal year end.

•	Cash would decrease by $196 million at the end of fiscal 2004 but would not be negative.

•	There is no impact on cash flow from operating activities.

•	There would not be any adjustment to the carrying value of auction rate securities as the carrying value approximates market.

•	No impact on debt covenants contained in any of our credit facilities or debt instruments.

•	The disclosures required under FAS 115 were not significant as the gain/loss during the year was immaterial and interest income was appropriately recorded in our Consolidated Statement of Income.

•	The effect on investing cash flows did not change the previously reported net cash used in investing activities to net cash provided by investing activities.

•	The substance of auction rate securities in which we invested was such that they are “near cash” equivalents.

•	Whether or not auction rate securities were reported as cash and cash equivalents or short-term investments in our view would not have changed the judgment of a reasonable person relying on the financial statements.
Based on these factors, we concluded that the misclassification of these amounts would not cause the users of the financial statements to conclude they were materially misstated.
Some of the specific factors we considered in evaluating the effect of the reclassification of software additions in the cash flow statement were as follows:
•	Total cash flows did not change.

•	The $24 million reclassification in fiscal 2005 only increased cash flows from operating activities and decreased cash flows from investing activities by approximately 8%, which caused our previously reported cash flow from operating activities to be more conservative.

•	The reclassification in fiscal 2005 and fiscal 2004 did not change the previously reported cash provided by operating activities to cash used in operating activities and the previously reported cash used in investing activities did not change to cash provided by investing activities.

•	The reclassification in fiscal 2004 was only $11 million which is approximately 4% of cash provided by operating activities and 11% of cash used in investing activities.
Based on these factors, we concluded that the misclassification of these amounts would not cause the users of the financial statements to conclude they were materially misstated. We also note that Paragraph 38 of APB 20 states that “Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes.” Based on the combined factors above, we concluded that the misclassification of these amounts in aggregate would not cause the users of the financial statements to conclude that they were materially misstated.
Furthermore, we believe that our disclosures related to these reclassifications fully describe their nature and impact to the users of the financial statements. We, therefore, believe a user of the financial statements would have all of the relevant information to be able to conclude these reclassifications were not material.
In summary, we carefully evaluated the impact of these reclassifications in relation to the consolidated financial statements taken as a whole, both from a quantitative and qualitative perspective and concluded these items were not material and therefore a correction of errors presentation was not required. We also note that even though the amounts were not material, prior year amounts were changed because the amounts were readily available and we determined it was appropriate to report the information on a consistent basis in all years presented.
6.	We note your disclosure that you changed the classification of the reduction of income tax paid as a result of the deduction related to employee’s exercise of stock options from financing activities to operating activities in the statement of cash flows. Please also tell us if you have classified cash retained as a result of the tax deductibility of increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services that is recognizable for financial reporting purposes, as a cash inflow from financing activities, as required by paragraph 68 of SFAS No. 123(R).
Response:
We have classified cash retained as a result of the tax deductibility of increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services that is recognizable for financial reporting purposes, as a cash inflow from financing activities, as required by paragraph 68 of SFAS No. 123(R). The amount classified as cash inflow from financing activities related to this item was $13.5 million in fiscal 2006 and is included in the line item “Proceeds from the exercise of employee stock options.” We have disclosed this amount separately in Note 15: Stock Options and Share-Based Compensation on page 76 of our Form 10-K. The following disclosure is included in such note: “The implementation of Statement 123R decreased our fiscal 2006 cash flow from operating activities by $13.5 million and increased our cash flow from financing activities by $13.5 million related to the reduction of income tax paid as a result of the deduction related to employee’s exercise of stock options during fiscal 2006.” We have not included a separate line item in our Consolidated Statement of Cash Flow because we considered the amount, which was 6% of total cash provided by financing activities and 4% of total cash flows provided by operating activities, not to be material. In the event that this amount becomes material in the future, we will present it separately as a line item in future filings in the cash flows from operating and investing activities in our Consolidated Statement of Cash Flows.
Note 4. Business Combinations, page 68
7.	Reference is made to the disclosures regarding your acquisition of Leitch during fiscal 2006. We note from the table included on page 69 that total purchase price of Leitch was approximately $513.4 million and based on the conditions set forth in Rule 3-05 of Regulation S-X, it appears Leitch meets the significance test as a significant subsidiary given the purchase price (including assumed liabilities)

represents 20.9% of your total assets. In this regard, please tell us whether you have filed audited financial statements for the most recent year for Leitch in accordance with Rule 3-05 of Regulation S-X and if so, please tell us where. If audited financial statements for the most recent year have not been filed, please file an amended Form 8-K which includes the most recent audited financial statements of Leitch in accordance with the guidance noted above. Please note that although your most recently filed form 10-K includes the results of Leitch from the date of acquisition, it does not meet the filing requirements since the results of Leitch have been reported within your most recent audited financial statements for a period of less than one year.
Response:
In preparing the table on page 69 we included all of the liabilities on the beginning balance sheet of Leitch as “Assumed liabilities” rather than only liabilities for which we are the direct legal obligor as a result of the transaction. When calculating the significance test based on the conditions set forth in Rule 3-05 of Regulation S-X, we did not include any of the “assumed liabilities” that are included in the table on page 69, except for debt of $1.0 million, of which we were the direct legal obligor as a result of the transaction. The other $68.9 million of liabilities were excluded from the investment amount in the Rule 3-05 test because we acquired the shares of Leitch pursuant to an amalgamation, and we were not the direct legal obligor of these liabilities, which included accounts payable, accrued salaries and other accrued expenses as a result of the transaction. The investment for the purchase of Leitch was 18.1 percent of our total assets and did not meet the significance test as a significant subsidiary. Based on these results, we were not required to file audited financial statements for the most recent year for Leitch pursuant to Rule 3-05 of Regulation S-X.
In consideration of the Staff’s comment and to clarify the disclosure we will modify future filings so that the caption “Assumed liabilities” in the Business Combination footnote only includes those liabilities for which we are the direct legal obligor as a result of the transaction or are required to be included as part of the purchase price.
8.	We note that the acquisitions of Leitch and Encoda resulted in large amounts of goodwill recorded on the balance sheet. In light of the significant amount of goodwill, please explain to us and revise future filings to disclose the underlying business reasons for the acquisitions and factors which lead to purchase prices in excess of net assets acquired (i.e., goodwill), as required by paragraph 51b of SFAS No. 141.

Response:
For the Leitch and Encoda acquisitions, the goodwill recorded on the balance sheet related primarily to the following:
•	Market presence and leading position
At its acquisition date, Encoda had been a market leader in the broadcast software industry, and the acquisition gave Harris market reach beyond its existing customer base into the cable and satellite markets. According to Howard Lance, our Chairman, President, and Chief Executive Officer (as detailed in the acquisition press release): “Encoda’s enterprise software solutions will significantly expand Harris’ existing product offering to the global broadcast media market. Encoda will also give Harris market reach beyond our existing customer base into new cable and satellite markets... the combination of Harris and Encoda solutions will create a powerful resource that can address all phases of the complex transition of technology to modernize and streamline operations.”

Similarly, at its acquisition date, Leitch had a significant worldwide market presence and its product rankings ranged from first to third among its competitors. According to Howard Lance (as detailed in the acquisition press release): “[Leitch’s] broad product portfolio provides an excellent complement to our current products and software, and significantly expands our presence in these fast-growing market segments ... Our combined productions and systems serve every segment of the increasingly complex supply chain that brings digital audio, video, and data content to consumers.” Leitch’s focus on hardware was a complementary fit for Harris; with a wider product development system and product offering, Harris, following the acquisition, had the ability to control the key technology associated with network distribution solutions and strengthened the company’s ability to provide a more complete product offering to its customers.
•	A knowledgeable and experienced work force and infrastructure

At the acquisition date, Harris planned to leverage the experience of both companies’ sales and engineering teams to sustain and grow the respective product offerings. The retained management and technical teams possessed valuable knowledge and experience within the broadcast software and hardware industries. The work forces were expected to play an important role in the integration of the acquired technologies and expected to allow technological progress to continue uninterrupted both during and following the respective acquisition transitions.

•	Synergies for both acquisitions associated with certain cost reductions
For both acquisitions, a substantial amount of the purchase price was based on earnings beyond the estimated lives of the identified intangible assets. For both acquisitions, approximately 60% of the total purchase price was associated with a terminal value calculation related to expected economics after approximately ten years.
In consideration of the Staff’s comment, disclosure in future filings will be expanded to include the following:
“The goodwill resulting from the acquisitions was associated primarily with the acquired companies’ market presence and leading positions, growth opportunities in the markets in which the acquired companies operated, and experienced work forces and established operating infrastructures.”
Note 5. Receivables, page 71
Note 6. Inventories, page 71
9.	It appears from your disclosures included within the business section and elsewhere in your filing that the majority of your receivables relate to long term contracts. In future filings, please revise your disclosure of receivables and inventories (specifically unbilled costs) to include the following:
(1)	Balances billed but not paid by customers under retainage provisions in contracts.

(2)	Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet. Include a general description of the prerequisites for billing.

(3)	Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.

(4)	With respect to (1) through (3) above, also state the amounts included in each item which are expected to be collected after one year. Also state by year, if practicable, when the amounts of retainage (see (1) above) are expected to be collected.
Please provide us with the revised disclosure you intend on including in future filings. See Rule 5-02(3)(c) of Regulation S-X and refer to the exhibit included in the SEC ASR No. 164.
Response:
Amounts representing the recognized sales value of performance and such amounts that had not been and were not billable to customers at the date of the balance sheet are set forth on page 71 of our Form 10-K in Note 6: Inventories, under the line item captioned “Unbilled cost and accrued earnings on fixed price contracts” pursuant to Rule 5-02(3)(c)(2) of Regulation S-X. Additionally a general description of the prerequisites for billing is contained on page 63 of our Form 10-K in Note 1: Significant Accounting Policies under the subheading “Revenue Recognition.” More specifically we disclose on page 63 of our Form 10-K that: “costs are incurred on the contract, and become billable to the customer, in an amount equal to the allowable costs plus the profit on those costs. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase earnings based solely on a single significant event, are generally not recognized until the event occurs...”
The amount of unbilled or billed costs related to long-term contracts that are subject to retainage provisions or representing claims or other similar items subject to uncertainty were less than $500,000 and were not deemed material. Thus, we have determined that the disclosures under items (1), (3) and (4) above were not required. In the events such amounts become material, we will include the required disclosures in future filings.
Note 16. Net Income Per Share, page 80
10.	In future filings, please disclose the amount of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.
Response:
We duly note the Staff’s comment and will include the following disclosure in future filings:
“Potential dilutive common shares consist primarily of employee stock options. Employee stock options to purchase approximately 20,800, 141,988, and 4,906 shares in fiscal 2006, 2005, and 2004, respectively, were outstanding, but were not included in the computation of net income per diluted common share because the effect would have been antidilutive.”
Note 24. Legal Proceedings, page 87
11.	We note from your disclosure in Note 23 that headquarters expense in fiscal 2006 included a $5.4 million charge related to your arbitration with Bourdex. Please explain to us, and disclose in future filings, the nature, facts and circumstances surrounding this arbitration. Include in your response when the legal issue arose, any amounts previously accrued for the potential loss contingencies, and the current status of the arbitration.
Response:
On July 29, 2002, Harris received a demand letter from Bourdex Telecommunications Limited (“Bourdex”), a Nigeria-based Microwave Communications segment customer, alleging (i) breach of contract for microwave products and services, and (ii) deceit. The initial claim by Bourdex was for $22.3 million in damages. In accordance with the contract, we submitted an arbitration request seeking a determination that we fully complied with the contract. In Part II

“Other Information,” Item 1 “Legal Proceedings” of our Form 10-Q for the quarterly period ended December 27, 2002 we included a description of the dispute. In accordance with the instructions to Form 10-Q, we included disclosure regarding this matter in Form 10-Q’s for quarters in which there were significant developments.
In our Form 10-K for the fiscal year ended July 1, 2005, we included the following disclosure in Item 3 “Legal Proceedings”:
“On July 29, 2002, we received a demand letter from Bourdex Telecommunications Limited (“Bourdex”), a Nigerian-based customer for a product of our former analog base station business and related services, alleging (i) breach of contract, and (ii) deceit based upon misrepresentation. In accordance with the contract, we submitted an arbitration request pursuant to the International Chamber of Commerce’s Procedural Rules asking for a determination that we fully complied with the contract and that we owed no further duty to Bourdex. In January 2003, Bourdex restated its demand at $22.3 million. The arbitration hearing took place beginning in March 2004 and concluded in July 2004. Based on that hearing, the parties received a decision from the arbitration panel in January 2005 indicating that we breached a duty to Bourdex, based on a special relationship that developed between the parties. According to the decision, other issues still need to be considered, subject to further pleadings on the topic of appropriate remedies, if any. After the January 2005 decision, Bourdex continued to revise its demands. The current demand is for approximately $35 million. A hearing on the issue of remedies and damages is scheduled to be held during the first quarter of fiscal 2006. We intend to continue the vigorous defense of this claim and consider appropriate appellate relief. We believe that the potential losses related to this case range from no liability to the amount of Bourdex’s demand and accordingly we have not accrued any liability for this item as of July 1, 2005.”
No liability was accrued for this matter in accordance with SFAS No. 5 because the likelihood of paying Bourdex any amount associated with this matter was deemed to be either remote or reasonably possible with a range of loss between $0 and the then current demand from Bourdex.
In our Form 10-Q for the quarter ended March 31, 2006, we included the following disclosure under Part II. “Other Information,” Item 1. “Legal Proceedings”:
“On July 29, 2002, we received a demand letter from Bourdex, a Nigerian-based customer for a product of our former analog base station business and related services, alleging (i) breach of contract, and (ii) deceit based upon misrepresentation. In accordance with the contract, we submitted an arbitration request pursuant to the International Chamber of Commerce’s Procedural Rules asking for a determination that we fully complied with the contract and that we owed no further duty to Bourdex. In January 2003, Bourdex restated its demand at $22.3 million. The arbitration hearing took place beginning in March 2004 and concluded in July 2004. Based on that hearing, the parties received a decision from the arbitration panel in January 2005 indicating that we breached a duty to Bourdex, based on a special relationship that developed between the parties. According to the decision, other issues must be considered, subject to further pleadings on the topic of appropriate remedies, if any. After the January 2005 decision, Bourdex continued to revise its demands. The current demand is for approximately $35 million. A hearing on the issue of remedies and damages was held during the first quarter of fiscal 2006. On April 24, 2006 we received the decision of the panel, which awarded Bourdex damages of $3.06 million plus $750,000 in costs and attorney fees. In addition, the panel awarded pre-judgment interest of 8 percent on the amounts awarded. We have accrued a $5.4 million liability for this item as of March 31, 2006. We continue to believe in the merits of our defenses and counterclaims and are currently evaluating our appellate options.”
We accrued $5.4 million in the third quarter of fiscal 2006 in accordance with SFAS No. 5 because the events that happened during that quarter described above caused us to consider the likelihood of paying Bourdex $5.4 million as probable. During the fourth quarter of fiscal 2006, we paid $5.4 million to Bourdex and no future amounts are due to Bourdex related to this matter.
Because the amount of the settlement was not considered material, a separate note to the consolidated financial statements was not considered necessary.
* * * * * *

Company Acknowledgement
     Harris acknowledges the following:
•	Harris is responsible for the adequacy and accuracy of the disclosures in the filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments in connection with the foregoing please call me at (321) 724-3858 or Lew Schwartz, Vice President, Principal Accounting Officer, at (321) 724-3439. Facsimile transmission may be sent to either of us at (321) 727-9222.

Very truly yours,
/s/ Gary L. McArthur
Gary L. McArthur
Vice President and Chief Financial Officer

cc:	Claire Erlanger, Securities and Exchange Commission Jean Yu, Securities and Exchange Commission Lewis A. Schwartz, Vice President and Principal Accounting Officer, Harris Corporation